UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                                 Utix Group, Inc.
                ---------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $.001 per share
             ----------------------------------------------------
                         (Title of Class of Securities)

                                    918032103
                                 (CUSIP Number)

                                Mr. Jeff Blumberg
                          Gardner Carton & Douglas LLP
                       191 North Wacker Drive, Suite 3700
                             Chicago, Illinois 60606
                                 (312) 569-1106
             ----------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                October 20, 2005
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Hourglass Master Fund, Ltd.
------------------------------------------------------------------------
------------------------------------------------------------------------
2    CHECK  THE   APPROPRIATE   BOX  IF  A  MEMBER  OF  A  GROUP   (See
     Instructions)                                             (a) |_|
                                                              (b)  |_|

------------------------------------------------------------------------
------------------------------------------------------------------------
3    SEC USE ONLY


-----
------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
------------------------------------------------------------------------
------------------------------------------------------------------------
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL   PROCEEDINGS   IS  REQUIRED
     PURSUANT                                   |_|
     TO ITEM 2(d) or 2(e)
------------------------------------------------------------------------
------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
------------------------------------------------------------------------
------------------------------------------------------------------------
     NUMBER OF       7   SOLE VOTING POWER

       SHARES            0
                     ---------------------------------------------------
                     ---------------------------------------------------
    BENEFICIALLY     8   SHARED VOTING POWER

      OWNED BY
                     ---------------------------------------------------
                     ---------------------------------------------------
        EACH         9   SOLE DISPOSITIVE POWER

     REPORTING           0
                     ---------------------------------------------------
                     ---------------------------------------------------
       PERSON        10  SHARED DISPOSITIVE POWER

       WITH:
------------------------------------------------------------------------
------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
------------------------------------------------------------------------
------------------------------------------------------------------------
12   CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
     SHARES (See Instructions)                                     |_|


------------------------------------------------------------------------
------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
------------------------------------------------------------------------
------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
------------------------------------------------------------------------









------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Tablerock Fund Management L.L.C.
------------------------------------------------------------------------
------------------------------------------------------------------------
2    CHECK  THE   APPROPRIATE   BOX  IF  A  MEMBER  OF  A  GROUP   (See
     Instructions)                                             (a) |_|
                                                              (b)  |_|

------------------------------------------------------------------------
------------------------------------------------------------------------
3    SEC USE ONLY


-----
------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
------------------------------------------------------------------------
------------------------------------------------------------------------
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL   PROCEEDINGS   IS  REQUIRED
     PURSUANT                                   |_|
     TO ITEM 2(d) or 2(e)
------------------------------------------------------------------------
------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------
------------------------------------------------------------------------
     NUMBER OF       7   SOLE VOTING POWER

       SHARES            0
                     ---------------------------------------------------
                     ---------------------------------------------------
    BENEFICIALLY     8   SHARED VOTING POWER

      OWNED BY
                     ---------------------------------------------------
                     ---------------------------------------------------
        EACH         9   SOLE DISPOSITIVE POWER

     REPORTING           0
                     ---------------------------------------------------
                     ---------------------------------------------------
       PERSON        10  SHARED DISPOSITIVE POWER

       WITH:
------------------------------------------------------------------------
------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
------------------------------------------------------------------------
------------------------------------------------------------------------
12   CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
     SHARES (See Instructions)                                     |_|


------------------------------------------------------------------------
------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
------------------------------------------------------------------------
------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IA
------------------------------------------------------------------------







------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     John Barton
------------------------------------------------------------------------
------------------------------------------------------------------------
2    CHECK  THE   APPROPRIATE   BOX  IF  A  MEMBER  OF  A  GROUP   (See
     Instructions)                                             (a) |_|
                                                              (b)  |_|

------------------------------------------------------------------------
------------------------------------------------------------------------
3    SEC USE ONLY


-----
------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
------------------------------------------------------------------------
------------------------------------------------------------------------
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL   PROCEEDINGS   IS  REQUIRED
     PURSUANT                                   |_|
     TO ITEM 2(d) or 2(e)
------------------------------------------------------------------------
------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
------------------------------------------------------------------------
------------------------------------------------------------------------
     NUMBER OF       7   SOLE VOTING POWER

       SHARES            0
                     ---------------------------------------------------
                     ---------------------------------------------------
    BENEFICIALLY     8   SHARED VOTING POWER

      OWNED BY
                     ---------------------------------------------------
                     ---------------------------------------------------
        EACH         9   SOLE DISPOSITIVE POWER

     REPORTING           0
                     ---------------------------------------------------
                     ---------------------------------------------------
       PERSON        10  SHARED DISPOSITIVE POWER

       WITH:
------------------------------------------------------------------------
------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
------------------------------------------------------------------------
------------------------------------------------------------------------
12   CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
     SHARES (See Instructions)                                     |_|


------------------------------------------------------------------------
------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
------------------------------------------------------------------------
------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
------------------------------------------------------------------------







Item 1.         Security and Issuer.

      This Statement on Schedule 13D (this "Schedule 13D" or this "Statement") is filed jointly by Hourglass Master Fund, Ltd. ("Hourglass Fund"), Tablerock Fund Management L.L.C. ("Tablerock") and John Barton (collectively, the "Filers").

      The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.001 per share (the "Common Stock" or "Shares") of Utix Group, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 170 Cambridge Street, Burlington, Massachusetts 01803-2933.

Item 2.         Identity and Background.

      (a) - (c) This Statement is filed by the Filers with respect to the Shares beneficially owned by the Filers. Tablerock is the investment advisor to Hourglass Fund. The managing member of Tablerock is John Barton.

      The business address of each member of the Filers is 505 Park Avenue, 5th Floor, New York, New York 10022. The principal employment of John Barton is as a managing member of an investment advisor that invests on behalf of pooled investment vehicles and individual clients. Hourglass Fund is a Cayman Islands exempted company. Tablerock is a Delaware limited liability company.

      (d) During the past five years, none of the Filers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, none of the Filers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)  All of the  individuals  who are Filers are  citizens  of the United
States.

Item 3.         Source and Amount of Funds or Other Consideration.

      The Filers used working capital as its source of funds to purchase the shares of Common Stock and convertible promissory notes convertible into shares of Common Stock.

Item 4.         Purpose of Transaction.

      The Common Stock was sold in the ordinary course of business.

      Except as noted in this Schedule 13D, no Filer has any plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs
(a) through (j)of Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer.

      (a) As of the date of this Statement, the Filers hold, in the aggregate, 0 Shares, which represents 0.0% of the Company's Common Stock.

      (b) The information contained in table form in Rows 7 though 11 on each of pages 2 through 4 hereof, which relates to beneficial ownership, voting and disposition of Shares is hereby incorporated by reference.

      (c) On October 20, 2005, Hourglass Fund sold a convertible promissory note for $500,000 from the Company. The convertible promissory note was due and payable in full on February 10, 2008, and was convertible into a total of 1,250,000 Shares.

      (d)-(e)   Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Other than as described above, to each Filer's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.         Material to Be Filed as Exhibits.

      The following document is incorporated by reference herein:

           (1) Joint Filing Agreement, dated as of October 20, 2005, by and among Hourglass Master Fund, Ltd., Tablerock Fund Management L.L.C. and John Barton.






                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 20, 2005        HOURGLASS MASTER FUND, LTD.


                                By:  / s/ John Barton
                                   -------------------------------------
                                    John Barton, Director


                             TABLEROCK FUND MANAGEMENT, LLC

                             By:  / s/ John Levin
                                ----------------------------------------
                               John Levin, Member



                                /s/ John Barton
                               -----------------------------------------
                                   John Barton







Exhibit 1

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.001 per Share, of Utix Group, Inc.; and further agree that this Joint Filing Agreement be included as Exhibit 1. In evidence thereof, the undersigned hereby execute this Agreement this 20th day of October, 2005.

                             HOURGLASS MASTER FUND, LTD.


                                By:  / s/ John Barton
                                   -------------------------------------
                                    John Barton, Director


                             TABLEROCK FUND MANAGEMENT, LLC

                             By:  / s/ John Levin
                                ----------------------------------------
                               John Levin, Member


                                /s/ John Barton
                                ----------------------------------------
                                   John Barton



CH02/ 22374295.3